February 8, 2006

VIA EDGAR

Abby Adams
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:          Cruzan International, Inc. (the “Company”)

Schedule 13E-3, Amendment No. 1 filed by the Company, The Absolut Spirits Company, Inc., V&S Vin Sprit AB (publ) and Cruzan Acquisition, Inc. (together, the “Filing Persons”)

Amended Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2006

Dear Ms. Adams:

On behalf of the Company, in the case of the above-referenced Amended Preliminary Proxy Statement (the “Proxy Statement”), and on behalf of the Filing Persons in the case of the above-referenced Schedule 13E-3, we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 to said Proxy Statement, together with exhibits (the “Amended Proxy Statement”), and Amendment No. 2 to said Schedule 13E-3, together with exhibits (the “Amended Schedule 13E-3”).

The Amended Proxy Statement and the Amended Schedule 13E-3 contain (i) revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the undersigned dated February 3, 2006 (the “Comment Letter”), (ii) certain conforming changes and (iii) revisions made at the request of the Company and/or one or more of the other Filing Persons.  The enclosed text of each of the Amended Proxy Statement and the Amended Schedule 13E-3 has been marked to reflect the changes thereto from the text as filed with the Commission on January 20, 2006.

For the Staff’s convenience, comments from the Staff’s Comment Letter are reproduced below with the responses of the Company and/or the Filing Persons, as appropriate.  All references to page numbers below refer to the pages of the marked versions of each of the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

Schedule 13E-3

1.                                      We note the legend in this document.  Please provide the legend on the first page of the document to be disseminated to security holders.  See Rule 13e-3(e)(1)(iii).

The Filing Persons supplementally advise the Staff that the required legend is now included in both the Company’s Notice of Special Meeting and in the Chief Executive Officer’s Cover Letter to Stockholders.

2.                                      We note your response to comments 2 and 4 and disagree with your conclusion that these agreements are not materially related to the Rule 13e-3 transaction.  Please revise the filing to describe these agreements and to file them as exhibits, to the extent you have not done so.  Also, it appears you should replace the omitted language discussed at the end of the second paragraph of your response.

The Filing Persons have revised the Amended Schedule 13E-3 and the Amended Proxy Statement in response to the Staff’s comment.  Specifically, the Filing Persons have included (i) the stock purchase agreement through which Absolut acquired its Cruzan common stock from Angostura, (ii) the assignment agreement whereby V&S assigned its rights under the stock purchase agreement to Absolut, and (iii) the letter agreement whereby Angostura agreed to pay $9 million to Cruzan’s senior management if the sale of its Cruzan common stock to V&S was successfully completed, as exhibits to the Schedule 13E-3 (by incorporating such agreements by reference to the Amended Proxy Statement where such agreements have now been included as additional annexes).  In addition, the Filing Persons have added summaries of the material terms of these agreements to the Amended Proxy Statement in the section “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” as well as appropriate cross-references to this new disclosure in “SUMMARY OF THE PROXY STATEMENT” on page 2 and “BACKGROUND OF THE MERGER” on page 16.  However, the Filing Persons have not replaced the language deleted from “SUMMARY OF THE PROXY STATEMENT – Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger” and “SPECIAL FACTORS – Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger” sections of the Amended Proxy Statement regarding the Angostura Letter Agreement.  The Filing Persons supplementally advise the Staff that they continue to believe that the payments to be made by Angostura to Cruzan’s executive officers do not derive from an arrangement related to the merger (which is the “13e-3 transaction” for purposes of Item 1004(e) of Regulation M-A), and to indicate that they do relate to the merger would be inaccurate and misleading for the following reasons:

•      The Angostura Letter Agreement was entered into between Angostura and Cruzan’s executive officers at the same time that Angostura and V&S entered into the stock purchase agreement, and Angostura is not a party to the merger.

•      The payment of $9 million to Cruzan’s executive officers was conditioned upon the completion of the closing of the stock purchase agreement between Angostura and V&S, which occurred on September 26, 2005.  The payment was not conditioned in any way upon the going private transaction.  The payment is now due and payable irrespective of whether the merger closes.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Summary of the Proxy Statement, page 1

3.                                      Your response to comment 3 is unclear.  Does the current disclosure reflect the fairness determination of the prior board or the current board?  We note that you have removed the references to the prior board, but the disclosure indicates that the board reached its fairness determination on the same date that was disclosed in the initial filing.  It appears that both fairness determinations may be material to investors in this context.

The Filing Persons supplementally advise the Staff that the Amended Proxy Statement is intended to disclose that both the “prior board” (i.e., the board as constituted on September 29, 2005) and the “current board” (i.e., the board as currently constituted) recommend the merger to the Cruzan stockholders and have determined that the merger is fair to the unaffiliated Cruzan stockholders.  The “SUMMARY OF THE PROXY STATEMENT – Recommendation of the Board of Directors” on page 3 has been revised to clarify this point in the disclosure.

Background of the Merger, page 15

4.                                      We disagree with your analysis in response to comment 5.  You must summarize all reports, including preliminary and final reports and oral and written reports.  Please revise the filing accordingly.  See In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles L. Ephraim (Sept. 30, 1987).

The Filing Persons have revised the “BACKGROUND OF THE MERGER” section of the Amended Proxy Statement (specifically pages 17, 19 and 20) to add new disclosure which describes in greater detail the substance of the presentations made by Houlihan Lokey to the special committee at meetings held on August 16, 2005 and on August 31, 2005 and to describe how these earlier presentations differed from the final report, dated September 28, 2005, which was delivered to the special committee on September 29, 2005.  As shown in the revised disclosure, the changes made to Houlihan Lokey’s presentation did not materially impact Houlihan Lokey’s fairness analysis.  The Filing Persons do not believe that these preliminary versions of Houlihan Lokey’s September 28, 2005 report on fairness to the special committee vary in any material way from the final version of such report, which is currently summarized at length in “SPECIAL FACTORS – Opinion of Houlihan Lokey” and attached to the Amended Proxy Statement as Annex C.  The Filing Persons are supplementally providing materials to the staff illustrating the extent that these preliminary drafts differed from the final form of the report dated September 28, 2005 to show the Staff that including these documents as exhibits to the Amended Schedule 13E-3 and additional annexes to the Amended Proxy Statement is not required under Regulation M-A.

Recommendation of the Special Committee and the Prior Board of Directors, page 22

5.                                      We reissue comments 7 and 15 in part. To the extent you have not done so, please clarify what consideration the board gave to each of the factors in Instruction 2 to Item 1014 of Regulation M-A, or further explain why any factors not considered were not material.  For example, you state, “Neither the special committee nor Houlihan Lokey deemed the liquidation approach relevant for purposes of determining the fair value of Cruzan as a going concern.”  As liquidation value provides the value of the assets of a company assuming it is no longer a going concern, please revise to clarify why the board did not believe liquidation value was material to its analysis.

The Filing Persons supplementally advise the Staff that the following factors included in Instruction 2 to Item 1014 are discussed in the Amended Proxy Statement disclosure relating to the factors relied on by the special committee and the board of directors in determining the fairness of the merger consideration to the unaffiliated stockholders:

•                  Current market prices – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Historical market prices – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Net book value – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Going concern value and liquidation value – See “Recommendation of the Special Committee and the Board of Directors” on page 22.  The Filing Persons supplementally advise the Staff that the special committee understood that Absolut intended to operate Cruzan as a going concern.  A sentence has been added to “SPECIAL FACTORS – Recommendation of the Special Committee and the Board of Directors” on page 23 to reflect this fact.  Apart from this additional disclosure, the Filing Persons advise the Staff that the special committee did not specifically consider liquidation value and can add no additional accurate historical detail as to why it did not instruct Houlihan Lokey to consider liquidation value in its fairness analysis or why it did not assess liquidation value in its own determination of fairness.

•                  Purchase prices paid in previous purchases – The most recent price paid by a Filing Person in a purchase of Cruzan stock was the purchase by Absolut of Angostura’s stock which was made at the same price offered in the merger.  The Amended Proxy Statement clearly discloses that the special committee was aware of this purchase price in its consideration of the fairness of the merger consideration.  See “Background of the Merger” on page 15.  The Filing Persons have amended the section “Recommendation of the Special Committee and the Board of Directors” on page 22 to clarify that the price paid by Absolut to Angostura for its Cruzan stock was considered by the special committee in reaching its own determination as to the fairness of the merger consideration.

•                  Reports, opinions and appraisals – See “Recommendation of the Special Committee and the Board of Directors” on page 22 and “Opinion of Houlihan Lokey” on page 23.

•                  Prior firm offers for Cruzan stock – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Approval of security holders – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Unaffiliated representative – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

•                  Approval of directors – See “Recommendation of the Special Committee and the Board of Directors” on page 22.

Opinion of Houlihan Lokey, page 23

6.                                      We reissue comment 10.  Our comment sought revised disclosure to clarify how Houlihan Lokey was selected as the financial advisor.  For example, did the special committee consider any other advisors?  If so, what process did they undertake to choose Houlihan?

The Filing Persons supplementally advise the Staff that in response to prior Comment 10, the Filing Persons added specific language to page 17 of the “Background of the Merger” section to address this comment.  The Filing Persons have revised the Amended Proxy Statement in “Opinion of Houlihan Lokey” on page 23 to conform the language to the disclosure on page 17.  In addition, the Filing Persons have supplementally added a sentence in both sections that states that the special committee considered two other investment advisors in addition to Houlihan Lokey.

The Merger Agreement, page 44

7.                                      We reissue comment 19.  As stated in our prior comment, revise the second paragraph to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

The Filing Persons have deleted the second paragraph from page 44.

Information Concerning Cruzan Common Stock Transactions, page 59

8.                                      We note your response to comment 20 and reissue the comment.  Provide additional information about the timing of the rights offering, such as when the rights offering closed in comparison to the date the Form 8-K was filed.  Also, as you state that two of the selling security holders had representatives on the Cruzan board, then it appears that the Cruzan board was aware of the negotiations.  It remains unclear why the prospectus wasn’t revised to reflect this information.  Please further clarify.  Finally, revise the background section to disclose this information and the consideration received by your executives as a result of the rights offering. See Item 1011(b) of Regulation M-A.

The Filing Persons understand the Staff’s comment to reflect three separate concerns: (i) that appropriate disclosure relating to the rights offering is not included in the “Background of the Merger” section of the Proxy Statement, (ii) that Cruzan’s May 23, 2005 rights offering prospectus may have been materially misleading because it did not include disclosure relating to V&S’s purchase negotiations with Angostura, V&S’s announcement of the entry into a stock purchase agreement with Angostura, or V&S’s public statement that it intended to seek a business combination with Cruzan that would include the same offer price agreed with Angostura in the privately negotiated sale, and (iii) that Cruzan’s executive officers’ and directors’ participation in the rights offering should be characterized as “additional merger consideration” pursuant to Item 1004(e) of Regulation M-A.

Disclosure of Rights Offering Transaction in “Background of the Merger” Section

With respect to part (i) of the Staff’s comment, as the Filing Persons stated in response to the prior related comment, the Filing Persons do not interpret Item 1005 of Regulation M-A to require disclosure of the rights offering transaction in the “Background of the Merger” section because the amounts paid by the executive officers did not cross the $60,000 threshold included in the instructions to that item.  However, in response to the Staff’s comment, the Filing Persons have included an extensive description of the rights offering transaction, including details of the executive officers’ and two Cruzan directors’ participation therein, in the “Background of the Merger” section on page 15 of the Amended Proxy Statement.

The Disclosure in the Rights Offering Prospectus Was Not Misleading

Cruzan could not have included additional information in its May 23, 2005 rights offering prospectus relating to V&S or its stated intention to seek a business combination with Cruzan because Cruzan did not know about V&S’s negotiations with Angostura or of its intentions when it launched the rights offering.  Only Michael E. Carballo, a Cruzan board member and Angostura employee, was aware of V&S’s negotiations with Angostura because of his position as an Angostura employee.  However, Mr. Carballo did not inform any other member of Cruzan’s board or Cruzan management that such discussions were taking place.  The other former Angostura designee to the Cruzan board – Joseph Cook, is a Florida lawyer.  Mr. Cook was not informed of V&S’s negotiations with Angostura, and learned about the stock purchase transaction at the same time as the public on June 3, 2005.  As soon as Cruzan learned of the execution of the V&S/Angostura stock purchase agreement on June 2, 2005, it immediately issued a press release on June 3, 2005, which included the purchase price per share and a statement relating to V&S’s announcement that it intended to treat Cruzan’s minority stockholders equitably.  This press release was filed under cover of Form 8-K on June 8, 2005, and was automatically incorporated into the rights offering prospectus by reference.

The Common Stock Received in the Rights Offering Was Not “Additional Merger Consideration” to the Cruzan Managers.

While the Filing Persons have added specific disclosure of the Cruzan executive officers’ and directors’ participation in the rights offering in both the “Background of the Merger” section on page 15 and the “Information Concerning Cruzan Stock Transactions” section on page 59 of the Amended Proxy Statement, the Filing Persons continue to believe that describing such participation as leading to “additional merger consideration” (pursuant to Item 1004(e) of Regulation M-A) for such persons would be inaccurate, and itself misleading for the following reasons:

•                  The Cruzan rights offering was open to all Cruzan stockholders except Angostura and its affiliates, and did not give any preferences to Cruzan’s executive officers and directors.

•                  The number of basic subscription rights issuable to Cruzan stockholders depended on the number of Cruzan common shares held by each Cruzan stockholder on May 20, 2005 (which was a date prior to the date that the Cruzan executive officers and directors learned of V&S’s intentions to seek a business combination with Cruzan – June 2, 2005).  Therefore, the Cruzan executive officers and directors had no ability to use the information released on June 2, 2005 to increase the number of subscription rights that they would receive in the rights offering.

•                  Other than Michael E. Carballo, a director of Cruzan and an officer of Angostura, the Cruzan executive officers and directors were not aware of the fact that V&S was negotiating with Angostura in advance of the launch of the rights offering.

•                  All Cruzan stockholders were given both a basic subscription right to purchase their proportionate share of the 408,787 shares offered in the rights offering and an oversubscription right to purchase a proportionate share of any shares remaining unpurchased from the 408,787 after the basic subscription right was completed.  While subscriptions were themselves made after the public announcement of V&S’s intentions with respect to Cruzan (June 3, 2005), all Cruzan stockholders were aware of this information during the subscription period, and the Cruzan managers had no ability to increase their own subscriptions to the exclusion of the minority stockholders.

•                  All Cruzan stockholders, including Cruzan’s executive officers and directors, had until June 21, 2005 to exercise their subscription rights. Only a de minimis number of shares was available for the oversubscription due to the level of participation by Cruzan stockholders in the basic subscription.

•                  None of the Cruzan executive officers or directors purchased any additional shares of Cruzan common stock during the period that negotiations were ongoing between V&S and Angostura regarding the Purchase Agreement whether prior to or after the record date for the rights offering (see “Information Concerning Cruzan Common Stock Transactions” on page 59), and

•                  Michael E. Carballo, a former Angostura designee to the Cruzan board of directors and the only member of the Cruzan board of directors who was aware of the negotiations between V&S and Angostura solely because of his position as an officer of Angostura, was not a stockholder of record as of Friday, May 20, 2005 and thus was not eligible to, and did not, purchase any shares of Cruzan common stock in the rights offering whatsoever.

FAIRNESS OPINION, ANNEX B

9.                                      We disagree with your analysis in response to comment 21 and reissue the comment.  Please see the discussion regarding disclaimers in financial advisor’s opinions in Section II.D.1 in the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at www.sec.gov.

The Filing Persons supplementally advise the Staff that Houlihan Lokey has agreed to re-issue the opinion without the disclaimer language in the third paragraph on page B-3 and the Filing Persons have made conforming changes to the penultimate paragraph on page 23.

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Cruzan intends to file and release definitive proxy materials to Cruzan’s stockholders as soon as the Staff indicates that it has no further comments on the Amended Proxy Statement and the Amended Schedule 13E-3.  Therefore, please contact the undersigned directly at 561-650-0709 with any questions regarding this filing.

Sincerely,

Howard S. Burnston